Filed Pursuant to Rule 424(b)(3)
Registration Number 333-170760

PROSPECTUS

AUTHENTIDATE HOLDING CORP.

19,975,000 Shares of Common Stock

This prospectus relates to the resale from time to time of up to 19,975,000 shares of common stock of Authentidate Holding Corp. by the selling stockholders identified in this prospectus. This prospectus relates solely to the resale of (i) up to an aggregate of 7,500,000 shares of our common stock that we sold to certain selling stockholders, (ii) up to an aggregate of 5,000,000 shares of our common stock that we may issue upon the conversion of the shares of Series C 15% Convertible Redeemable Preferred Stock that we sold to certain selling stockholders, (iii) up to an aggregate of 1,125,000 shares that we may issue as dividends on the Series C 15% Convertible Redeemable Preferred Stock, (iv) up to an aggregate of 6,250,000 shares of our common stock that are issuable upon exercise of warrants to purchase common stock issued to selling stockholders, and (v) up to an aggregate of 100,000 shares of our common stock that are issuable upon exercise of warrants to purchase common stock granted to an additional selling stockholder. We will not receive any proceeds from the sale of the shares offered by this prospectus.

We are not selling any shares of common stock and will not receive any proceeds from the sale of the shares under this prospectus. Upon the exercise of all of the warrants covered by the registration statement of which this prospectus forms a part by payment of cash, we will receive cash of $4,445,000 in the aggregate upon payment of the exercise price for the warrants. These warrants, however, have a net exercise provision that allows the holders to receive a reduced number of shares of our common stock, equal to the aggregate fair value less the total exercise price of the warrant shares being purchased upon conversion, without paying the exercise price in cash in certain circumstances.

We have agreed to bear all of the expenses incurred in connection with the registration of these shares. The selling stockholders will pay or assume brokerage commissions and similar charges incurred for the sale of shares of our common stock.

The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

Our common stock is traded on the Nasdaq Capital Market under the symbol “ADAT.” On December 3, 2010, the closing sale price of our common stock on the Nasdaq Capital Market was $0.62 per share. You are urged to obtain current market quotations for the common stock.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 9, 2010.

PROSPECTUS SUMMARY

This summary contains basic information about us and this prospectus and the information incorporated by reference in this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus and the other documents which are incorporated by reference in this prospectus carefully, including the section titled “Risk Factors” and our financial statements and the notes thereto, before making an investment in our securities.

Our Company

Authentidate Holding Corp. is a worldwide provider of secure health information exchange and workflow management services and telehealth solutions. Authentidate and its subsidiaries provide software applications and web-based services that address a variety of business needs for our customers, including enabling healthcare organizations and other enterprises to improve productivity and reduce costs by eliminating paper and manual work steps from clinical, administrative and other processes and enhancing compliance with regulatory requirements. Our web-based services are delivered as Software as a Service (SaaS) to our customers and incorporate security technologies such as rules based electronic forms, intelligent routing, transaction management, electronic signatures, identity credentialing, content authentication, automated audit trails and web and fax-based communication capabilities to electronically facilitate secure and trusted workflow solutions.

We currently operate our business in the United States and Germany with technology and service offerings that address emerging growth opportunities based on the regulatory and legal requirements specific to each market. In the United States, we are engaged in the development and sale of web-based services largely based on our Inscrybe® platform and related capabilities and telehealth services through our ExpressMD™ Solutions joint venture. We also offer our patent pending content authentication technology in the form of the United States Postal Service® Electronic Postmark® (EPM). In Germany, we are engaged in the development and sale of software applications that provide electronic signature and time stamping capabilities for a variety of corporate processes including electronic billing and archiving solutions and security technology offerings. Our web-based services and software applications are compliant with applicable digital signature rules and guidelines. We sell our web-based services and software applications through a direct sales effort and reseller arrangements.

For a number of years, we have experienced net losses and negative cash flow from operating activities. Our principal activities during this period have focused on developing new products and services, hiring new or additional management, refining our business strategies and repositioning our businesses for growth. Although we believe we are well positioned for such growth, we expect to continue to generate net losses and negative cash flow for the foreseeable future as we seek to expand our potential markets and generate increased revenues.

We have continued to take steps to refine our core service offerings, significantly expand our addressable markets, manage operating costs and position the company for long-term growth. In the United States we are focused on refining and marketing Inscrybe® Healthcare, an automated and trusted health information exchange and workflow management service targeting the needs of enterprises in the healthcare market, and our ExpressMD telehealth products and services. Since receiving 510(k) market clearance from the FDA for the monitoring appliance in April 2009, we have been implementing our manufacturing and sales plans for ExpressMD and have started to deploy units and services with customers. We believe our business will benefit from the federal government healthcare reforms approved in March 2010 as well as trends in the U.S. healthcare industry to significantly reduce costs, shorten the length of hospital stays, shift patient care towards wellness and preventative care programs and automate healthcare records and processes. Although we have taken steps to focus our business in these areas, our progress will be impacted by the timing of customer contracts and implementations and the market acceptance of our products and services. Over this same period our business unit in Germany has continued to focus on growing acceptance for its electronic signature and time stamping products, and focused on further penetrating the German healthcare market with its security technology offerings.

Our ExpressMD™ Solutions joint venture with EncounterCare Solutions, Inc., a provider of technology and services to the home healthcare marketplace, provides in-home patient vital signs monitoring systems and services to improve care for patients with chronic illnesses and reduce the cost of care by delivering results to their healthcare providers via the Internet. ExpressMD Solutions combines EncounterCare’s Electronic House Call™ patient vital signs monitoring appliances with a web-based management and monitoring software module based on

Authentidate’s Inscrybe® Healthcare platform. The service enables unattended measurements of patients’ vital signs and related health information and is designed to aid wellness and preventative care, and deliver better care to specific patient segments who require regular monitoring of medical conditions. Healthcare providers can easily view each specific patient’s vital statistics and make adjustments to the patient’s care plans securely via the Internet. ExpressMD Solutions’ easy to use patient monitoring system is intended to provide patients with increased peace of mind and improved condition outcomes through a combination of care plan schedule reminders and comprehensive disease management education on their in-home communication unit. The service provides intelligent routing to alert on-duty caregivers whenever a patient’s vital signs are outside of the practitioner’s pre-set ranges. Healthcare providers and health insurers are also expected to benefit by having additional tools to improve patient care, and reduce overall in-person and emergency room patient visits.

We intend to continue our efforts to develop and market our software applications and web-based services in the United States and European markets. We also intend to focus on identifying additional applications and markets where our technology can address customer needs.

Our current revenues consist principally of transaction fees for web-based hosted services, software license fees and maintenance charges. From our telehealth business we generate revenues from hardware sales and rentals, monthly monitoring services and maintenance fees. Growth in our business is affected by a number of factors, including general economic and business conditions, and is characterized by long sales cycles. The timing of customer contracts, implementations and ramp-up to full utilization can have a significant impact on our results and we believe our results over a longer period of time provide better visibility into our performance.

Our Products and Services

Our business in the U.S. provides applications and services incorporating workflow automation, electronic signature, and transaction management capabilities based on our Inscrybe platform and remote patient monitoring solutions using Express MD Solutions’ products and services. Our services are designed for ease of use and flexibility, and can be customized to meet the needs of specific industries or companies. Our products and services are scalable, facilitating the gradual migration from existing paper processes and patient care practices. We believe that the ability of Inscrybe to permit customers to choose the modules they want to implement, as well as the platform’s ability to support mixed-modal forms of communication contribute to the platform’s functionality and versatility.

Inscrybe Healthcare—Inscrybe Healthcare, one of our main strategic initiatives, is a secure web-based health information exchange and workflow automation solution that enables healthcare industry participants to securely exchange and track a variety of documents, certificates, authorizations, and other information over different modes of communication, including electronic and fax delivery. Inscrybe Healthcare incorporates electronic signatures, rules based electronic forms, content authentication using the USPS® EPM®, workflow intelligence for routing and transaction management, and identity credentialing and verification. Inscrybe Healthcare allows users to streamline a number of critical workflows, and facilitates order processing, online review and electronic signature of healthcare documentation, while validating the identity of the parties involved. Further, it is designed to comply with Health Insurance Portability and Accountability Act (HIPAA) guidelines. We designed the Inscrybe Healthcare system in a modular fashion so it is easily configurable to meet customer needs and allow for the gradual migration from current paper-based processes to an efficient paperless automated work environment. It is used to track and manage a variety of structured and unstructured data and can be interfaced with existing in-house and external systems. Inscrybe Healthcare includes the following workflow automation modules:

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eReferral—automates the physician referral order entry and tracking process between physician offices and homecare providers. Physicians or their staff can initiate referrals and complete all associated documentation requirements within the eReferral module. Homecare providers can receive and process referral orders online, work with the referral source to interpret and prioritize orders, and complete supporting documentation.

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eCMN—provides an automated process for the exchange and management of certificates of medical necessity, written orders, and other supporting documentation required by healthcare payors for reimbursement of medical equipment and service claims from home medical equipment suppliers. In addition, a unified information management and reporting interface can maximize productivity and streamline compliance.

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ePOC—enables online processing of plan of care forms and other required documentation between home health agencies, skilled care providers, physicians, and payors to facilitate timely patient care and reimbursement. By accelerating the process online and eliminating paper, the ePOC module reduces physician and nurse paper handling time, thereby saving time and minimizing system costs for home health agencies and physicians.

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ePA—automates the processing and management of prior authorizations, prior approvals and treatment authorization requests required by state Medicaid programs and certain healthcare plans allowing care providers to submit the required supporting documents electronically through a secure, HIPAA-compliant web interface. The approved requests and supporting documents are instantly available for online review, which can expedite the claims process.

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eCA—provides an electronic submission and tracking process for documents that support medical reimbursement and claims. With eCA, healthcare providers can submit attachments of their claims to healthcare payors, including equipment catalogs, price lists, and other items, either electronically or in paper form (via fax) which are automatically linked to the appropriate filed claim.

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Inscrybe Healthcare Discharge—enables hospital case managers, social workers, and discharge planners to optimize the patient discharge process. The Discharge module uses defined workflows for patient discharge referrals, eligibility verification and acceptance, and automatic notifications to suitable care facilities or home care providers. It integrates with a hospital’s information or patient record system, resulting in a more cost-effective discharge planning process and enhanced compliance and audit capabilities.

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Physician Services—provides automated processes to enable physicians to (i) refer patients to other physicians, care facilities or home care providers, (ii) send and receive sensitive information to and from patients using secure e-mail, and (iii) track billable signatures and time spent managing patient care plans to support reimbursement submissions.

ExpressMD—the complete ExpressMD solution integrates Electronic House Call, an advanced in-home patient vital signs monitoring system, with a software interface based on our Inscrybe Healthcare platform. ExpressMD works with simple devices, such as blood pressure monitors, weight scales, thermometers, glucometers, sleep apnea devices and wound care cameras, for unassisted patient vital signs measurement. The system allows for manual entry or automatically takes vital signs from peripherals (both wired and wireless devices) and communicates with the practitioner over the Internet for analysis and intervention. Patients can access the information on monitoring software interface to review their own vital statistics history, as well as to obtain reminders of their scheduled medications, practitioner instructions, and therapy regimen. The system also included onscreen patient treatment, disease management education, and intelligent routing to alert on-duty caregivers if any vital statistics fall outside of the range of parameters pre-set by the practitioner. Additionally, physicians and their staff can order supplies and services for patients using the Inscrybe Healthcare feature provided by the system.

Inscrybe Office—a web-based service, for business or personal use, to securely and conveniently sign, seal and confirm receipt of important documents over the web. The service supports multiple electronic signatures on the same document, provides optional features such as acknowledgment of receipt, verification of recipient identity, content authentication using the USPS EPM and audit trails. Inscrybe Office can be used for legally binding or compliance-dependent transactions such as business or personal contracts, agreements, closing documents, transcripts, offer letters, prescriptions, authorizations and other important documents.

USPS® EPM® Service—a content integrity and time-and-date stamp application, enables a user to have a digital record of a transaction created and stored by a trusted third party that can be used to verify the content, date, time and parties related to the transaction in the future. The EPM can be used to verify the authenticity of a document or file sent electronically as of a specific point in time and allows users to detect whether or not documents or files stamped with an EPM seal have been altered or modified. The USPS EPM incorporates our proprietary content authentication technology and is branded by the USPS pursuant to a non-exclusive, worldwide license agreement between the USPS and the company. Under the current license agreement, the USPS defines and maintains the technical and operational standards for the EPM service, and serve as backup verifier for all EPM transactions. The expiration of this license, which was July 31, 2010, has been extended through December 2010.

In instances where the above structured services may not exactly match the business needs of our customers, we also design and provide custom solutions that leverage the technical and operational capabilities that form the basis of the above services.

Our business in Germany provides signature-based business process software applications and solutions for European and International customers that feature easy integration, economic efficiency, and platform independence. In Germany we also provide customized security software solutions to customers, primarily in the healthcare space. Our subsidiary, Authentidate International, AG, is a Certification Service Provider, accredited by the German Federal Network Agency in accordance with the German Electronic Signature Act and European directives. The German Electronic Signature Act established the conditions required to give digital documents legal validity through the use of electronic signatures, granting them an equivalent status to conventional paper documents (i.e. enabling them to be used as evidence in legal disputes). As an accredited provider, our solutions generate legally valid time stamps in accordance with the German Electronic Signature Act and European guidelines. Our current products and services include the following:

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eBilling Signature Server—enables centralized application of qualified signatures to a user’s electronic invoice generation process to permit development of a large volume of electronic invoices. Related modules include the Signature Check Server for high volume signature verification and the eSign Client module for generating qualified signatures at the employee workstation.

•	eArchive Module—enables verification of qualified signatures stored in document management and archive systems. During the verification process the integrity and authenticity of the data is checked.

•	Scan Signature Module—integrates qualified personal signatures in processes for mass document recording.

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eTimeStamp Module—requests qualified time stamps (from AuthentiDate’s accredited Trust Centre) to provide proof of time and date for electronic documents. Related modules include Timestamp Server, Timestamp Proxy and Timestamp and Seal Service which enables users to generate timestamps and company seals (signatures).

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Signamus Signature Service and Signature Check Web service—provides an out-sourced qualified signature and verification service for entities and a 7 x 24 web service to verify signatures and time stamps.

Risks Associated with Our Business

Investing in our securities involves a high degree of risk. These risks are discussed more fully in the “Risk Factors” section of this prospectus. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed under the heading “Risk Factors” in this prospectus and in our other reports filed with the SEC, together with all of the other information contained in or incorporated by reference in this prospectus.

2010 Private Placement

On October 12, 2010, we entered into a Securities Purchase Agreement with selected institutional and accredited investors to sell and issue $5.0 million of units of our securities in a private placement. In the aggregate, we agreed to sell 1,250,000 units of securities, at a price of $4.00 per unit, with the units consisting of a total of 7,500,000 shares of common stock, 1,250,000 shares of Series C 15% Convertible Redeemable Preferred Stock, and warrants to purchase an additional 6,250,000 shares of common stock. Each individual unit consists of six shares of common stock, one share of preferred stock and five warrants. The transaction closed on October 13, 2010 and we received net proceeds at the closing of approximately $4.5 million after the deduction of offering expenses.

Each share of Series C 15% Convertible Redeemable Preferred Stock, or Series C Preferred Stock, has a stated value of $1.60 per share, and, subject to the rights of holders of our senior securities, has the following rights: (i) to receive dividends which accrue at the rate of 15% per annum payable in shares of Common Stock upon conversion or in cash upon redemption; (ii) to convert into shares of Common Stock determined by dividing the stated value, plus dividends, by the Conversion Price, which is initially $0.40; (iii) to receive a liquidation preference equal to the sum of the stated value of each share of Preferred Stock, plus any accrued but unpaid dividends; and (iv) unless converted, to be redeemed by the Company 18 months from the date of issuance at a redemption price equal to the 102.5% of the stated value of the Preferred Stock, plus dividends. Conversion of the shares of Preferred Stock is subject to the approval of the Company’s stockholders in accordance with the Listing Rules of the Nasdaq Stock Market. If the Company’s shareholders approve the conversion, the aggregate stated value of the shares of Preferred Stock will automatically convert into 5,000,000 shares of common stock.

The warrants will be exercisable, commencing on the six month anniversary of the closing, for shares of the Company’s common stock at an exercise price of $0.70 per share for a period of 54 months and will be exercisable for cash or by net exercise in the event that there is no effective registration statement covering the resale of the shares of common stock underlying the warrants.

The Securities Purchase Agreement, Certificate of Designation of Series C Preferred Stock, and the form of warrant issued pursuant thereto have been filed as exhibits to our Current Report on Form 8-K filed with the SEC on October 14, 2010. We issued these shares of common stock and the warrants in reliance on an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, or Rule 506 of Regulation D promulgated thereunder. We are now registering for resale under this prospectus the shares of common stock issued to the investors in the private placement and the shares of common stock underlying the Series C Preferred Stock and warrants issued in the private placement.

We are also registering for resale under this prospectus an aggregate of 100,000 shares of common stock underlying other warrants previously granted by us to a consultant in accordance with the piggyback registration rights granted to the holder of the other warrants.

General

Authentidate Holding Corp. was organized in August 1985 as Bitwise Designs, Inc. and reincorporated under the laws of the state of Delaware in May 1992. Our principal executive office is located at the Connell Corporate Center, 300 Connell Drive, 5th Floor, Berkeley Heights, New Jersey 07922, and our telephone number is (908) 787-1700. Our website is www.authentidate.com; however, the information in, or that can be accessed through, our website is not part of this prospectus.

Unless otherwise stated, all references to “us,” “our,” “Authentidate,” “we,” the “Company” and similar designations refer to Authentidate Holding Corp. Our logo, trademarks and service marks are the property of Authenitdate. Other trademarks or service marks appearing in this prospectus are the property of their respective holders. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

THE OFFERING

Common stock offered by the selling stockholders	19,975,000 shares of common stock, including 5,000,000 shares issuable upon the conversion of the shares of Series C Preferred Stock, a maximum of 1,125,000 shares issuable in lieu of dividends on the shares of Series C Preferred Stock, and 6,350,000 shares issuable upon the exercise of warrants.

Common stock outstanding before this offering	45,986,405 Shares(1)

Common stock outstanding after this offering	58,461,405 Shares(2)

Use of proceeds	We will not receive any proceeds from the sale of shares in this offering. However, we will receive proceeds from the exercise of the warrants, unless the warrants are exercised under a “cashless exercise” rights. See “Use of Proceeds”.

Risk Factors	The purchase of our common stock involves a high degree of risk. You should carefully review and consider “Risk Factors” beginning on page 7.

Nasdaq Capital Market Symbol	“ADAT.”

(1)	As of December 1, 2010. Does not include as of such date:

•	the 6,350,000 shares of common stock issuable upon the exercise of the warrants held by the selling stockholders;

•	the maximum of 6,125,000 shares of common stock issuable upon the conversion of the shares of Series C Preferred Stock held by the selling stockholders and in lieu of dividends on such shares;

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3,434,477 shares of common stock issuable upon the exercise of outstanding stock options under our 2000 Employee Stock Option Plan, as amended, and 2010 Employee Stock Option Plan, with a weighted-average exercise price of $3.01 per share;

•	375,000 shares of common stock issuable upon the exercise of options granted to an independent consultant which are exercisable at an exercise price of $3.25 per share;

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542,500 shares of common stock issuable upon the exercise of outstanding stock options issued under our 2001 Non-Executive Director Stock Option Plan, as amended, with a weighted-average exercise price of $2.84 per share;

•	720,000 shares of common stock issuable upon the exercise of outstanding warrants not covered by this prospectus, with a weighted-average exercise price of $1.04 per share;

•	9,980,000 shares reserved for future issuance under our 2010 Employee Stock Option Plan;

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additional annual, non-discretionary grants of options under our 2001 Non-Executive Director Plan, as amended, and shares of common stock issued under such plan in lieu of cash director fees to our non-employee directors; and

•	a total of 500,000 shares of common stock issuable upon the conversion of our outstanding shares of Series B Convertible Preferred Stock.

(2)

The number of shares of common stock to be outstanding after the offering is based on 45,986,405 shares of common stock outstanding as of December 1, 2010 and assumes the issuance of all of the shares offered hereby that are issuable upon the conversion of the shares of Series C Preferred Stock and upon the exercise of warrants, but not upon the conversion or exercise of any other outstanding securities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below and other information in this prospectus and in the documents incorporated by reference into this prospectus before deciding to invest in our securities. Additional risks and uncertainties that we do not presently know or that we currently deem immaterial may also impair our business, financial condition, operating results and prospects. If any of the following risks actually occur, they could materially adversely affect our business, financial condition, operating results or prospects. In that case, the trading price of our securities could decline and you may lose part or all of your investment.

Risks Related to Our Business

Failure to increase our revenue and keep our expenses consistent with revenues could prevent us from achieving and maintaining profitability.

We incurred net losses of approximately $9,005,000, $9,367,000, and $15,811,000 for the fiscal years ended June 30, 2010, 2009 and 2008, respectively, and had accumulated deficit of approximately $155,518,000 at June 30, 2010. We also had a net loss of approximately $1,597,000 for the three months ended September 30, 2010 and an accumulated deficit of approximately $157,333,000 at September 30, 2010. We have expended, and will continue to be required to expend, substantial funds to pursue product development projects, enhance our marketing and sales efforts and to otherwise operate our business. Therefore, we will need to generate higher revenues to achieve and maintain profitability and cannot assure you that we will be profitable in any future period. Our prospects should be considered in light of the difficulties frequently encountered in connection with the establishment of a new business line, which characterizes our business, such as the difficulty in creating a viable market, the significant related development and marketing costs and the overall competitive environment in which we operate. This risk may be more acute in light of our disposition of our other operating segments. Accordingly, there can be no assurance that we will be able to achieve profitable operations in future operating periods. Our business results are likely to remain uncertain as we are unable to reliably predict revenues from our current customers or our ability to derive revenues from our joint venture. Revenue levels achieved from our customers, the mix of products and solutions that we offer, our ability to introduce new products as planned and our ability to reduce and manage our operating expenses will affect our financial results. Consequently, we may not be profitable in any future period.

Our capital requirements have been significant and we may need to raise additional capital to finance our operations.

Our capital requirements have been and will continue to be significant. We have been substantially dependent upon private placements and registered offerings of our securities and on short-term and long-term loans from lending institutions to fund such requirements. We are expending significant amounts of capital to develop, promote and market our software, services and products. Due to these expenditures, we have incurred significant losses to date. We used approximately $8,363,000, $7,910,000, and $14,903,000 in cash for continuing operating activities for the fiscal years ended June 30, 2010, 2009 and 2008, respectively, and $2,139,000 for the three months ended September 30, 2010. Our available cash, cash equivalents and marketable securities as of September 30, 2010 totaled approximately $1,686,000 and we received net proceeds of approximately $4,500,000 from our private placement transaction in October 2010. We expect our existing resources, net proceeds from the private placement and revenues generated from operations to satisfy our working capital requirements for at least the next twelve months. No assurances can be given that we will be able to attain sales levels and support our costs through revenues derived from operations. If our available cash and projected revenue levels are not sufficient to sustain our operations, we will need to raise additional capital to fund operations and to meet our obligations in the future. To meet our financing requirements, we may raise funds through public or private equity offerings, debt financings or strategic alliances. Raising additional funds by issuing equity or convertible debt securities may cause our stockholders to experience substantial dilution in their ownership interests and new investors may have rights superior to the rights of our other stockholders. Raising additional funds through debt financing, if available, may involve covenants that restrict our business activities and options. There can be no assurance, however, that we will be successful in raising additional capital or securing financing when needed or on terms satisfactory to the company. If we are unable to raise additional capital when required, or on acceptable terms, we will need to reduce costs and operations substantially, which could have a material adverse effect on our business, financial condition and results of operations. Our future capital requirements will depend on, and could increase substantially as a result of many factors, including:

•	our need to utilize a significant amount of cash to support research and development activities and to make incremental investments in our organization;

•	our ability to achieve targeted gross profit margins and cost management objectives;

•	our ability to reach break-even or profitability;

•	the extent to which we consolidate our facilities and relocate employees and assets;

•	the success of our sales and marketing efforts;

•	the extent and terms of any development, marketing or other arrangements, including our joint venture; and

•	changes in economic, regulatory or competitive conditions, including the current financial crisis.

Our revenues may be affected by changes in technology spending levels.

In the past, unfavorable or uncertain macroeconomic conditions and reduced global technology spending rates have adversely affected the markets in which we operate. Current economic conditions and uncertainty about the recovery could reduce the demand for our products and negatively impact revenues and operating profit. We are unable to predict changes in general macroeconomic conditions and when global spending rates will be affected. Furthermore, even if spending rates increase, we cannot be certain that the market for our products and solutions will be positively impacted. If there are future reductions in either domestic or international spending rates, or if spending rates do not increase, our revenues, operating results and financial condition may be adversely affected.

Ongoing uncertainty in the credit markets and the financial services industry may negatively impact our business, results of operations, financial condition or liquidity.

For the past two years, the credit markets and the financial services industry have been experiencing a period of unprecedented turmoil and upheaval characterized by the bankruptcy, failure, collapse or sale of various financial institutions and an unprecedented level of intervention from the United States federal government. While the ultimate outcome of these events cannot be predicted, they may have a material adverse effect on our liquidity and financial condition if our ability to obtain financing for operations or obtain credit from trade creditors were to be impaired. In addition, the recent economic crisis could also adversely impact our customers’ ability to finance the purchase of our products and solutions, which may negatively impact our business and results of operations.

Healthcare policy changes, including recent laws to reform the U.S. healthcare system, may have a material adverse effect on us.

Healthcare costs have risen significantly over the past decade. There have been, and continue to be, proposals by legislators, regulators, and third-party payors to keep these costs down. Certain proposals, if passed, could impose limitations on the prices we will be able to charge for our products, or the amounts of reimbursement available for our products from governmental agencies or third-party payors. These limitations could have a material adverse effect on our financial position and results of operations.

On March 23, 2010, the Patient Protection and Affordable Care Act was signed into law and on March 30, 2010, the Health Care and Education Reconciliation Act of 2010 was signed into law. Together, the two measures make the most sweeping and fundamental changes to the U.S. healthcare system since the creation of Medicare and Medicaid. The Health Care Reform laws include a large number of health-related provisions to take effect over the next four years, including expanding Medicaid eligibility, requiring most individuals to have health insurance, establishing new regulations on health plans, establishing health insurance exchanges, requiring manufacturers to report payments or other transfers of value made to physicians and teaching hospitals, and modifying certain payment systems to encourage more cost-effective care and a reduction of inefficiencies and waste, including through new tools to address fraud and abuse. Effective in 2013, there will be a 2.3% excise tax on the sale of certain medical devices.

In addition, various healthcare reform proposals have also emerged at the state level. We cannot predict the exact effect newly enacted laws or any future legislation or regulation will have on us. However, the implementation of new legislation and regulation may lower reimbursements for our products, reduce medical procedure volumes and adversely affect our business, possibly materially. In addition, the enacted excise tax may materially and adversely affect our operating expenses and results of operations.

If the United States Postal Service cancels our license agreement, we may need to incur additional costs in our efforts to successfully commercialize this technology.

In July 2007, we entered into a new three-year license agreement with the U.S. Postal Service® (USPS) to act as a non-exclusive authorized service provider of the USPS Electronic Postmark® (EPM). Pursuant to this license agreement, the USPS granted the company a non-exclusive, worldwide license to use its applicable trademarks and other intellectual property rights for the EPM service in order to enable us to offer the EPM service directly to the market. The USPS will define and maintain the technical and operational standards for the EPM service, and serve as backup verifier for all EPM transactions. Authentidate is the first provider to be authorized in a new standards-based EPM service model created by the USPS to help ensure performance standards and facilitate the development of a multi-provider environment. We have operated the EPM service on behalf of the USPS since March 2003, under a strategic alliance agreement that expired on July 31, 2007.

This license agreement was effective as of August 1, 2007 and has been extended through December 2010. Either party may terminate the agreement upon written notice if the other party is in material breach of any provision thereof, subject to applicable cure periods. In addition, either party may terminate this agreement for any reason, upon 120 days notice to the other party. No assurances can be given that the USPS will not terminate this agreement, which termination may require us to incur additional costs and otherwise adversely affect our ability to commercialize this technology.

The USPS will also have the right to terminate the license agreement upon written notice in connection with a change in control transaction affecting Authentidate. In accordance with the terms of the license agreement, Authentidate is required to provide prior written notice to the USPS of any merger, acquisition, restructuring, change of control, sale of all or substantially all of the stock or assets of Authentidate to which the USPS agreement relates, or an assignment to an affiliate, parent or subsidiary. Although such transactions do not require the approval or consent of USPS, USPS has the right, exercisable within 20 days from its receipt of Authentidate’s notice, to terminate the license agreement.

On December 20, 2006, the President signed into law PL 109-435. This statute defines as “postal services” essentially the carriage of paper and printed matter, but grandfathers other services that were being offered by the USPS as of January 1, 2006, which we believed would include the EPM. However, the legislation further directed the Postal Regulatory Commission (PRC) to review non-postal services within two years to determine whether they should continue taking into account “the public need for the service” and “the ability of the private sector to meet the public need for the service.” In December 2008, the PRC determined that the USPS was authorized to continue the EPM as a “non-postal service.”

We depend on growth in the software as a service market, and lack of growth or contraction in this market could materially adversely affect our sales and financial condition.

Our software and internet solutions compete with other “software as a service” solutions. Demand for our solutions and software offerings is driven by several factors, including an increased focus on protecting business-critical applications, government and industry regulations requiring data protection and integrity, and the growth in the market for software as a service. Segments of the computer and software industry have in the past experienced significant economic downturns and decreases in demand as a result of changing market factors. A change in the market factors that are driving demand for offerings of software as a service could adversely affect our sales, profitability and financial condition.

We depend on third parties for the manufacture and distribution of our telehealth appliance, which may result in delays and quality-control issues.

We do not own or lease any manufacturing facilities. Accordingly, in order to market our telehealth solution, ExpressMD Solutions purchases finished appliances from an unaffiliated supplier. In addition, our joint venture entity uses unaffiliated third parties to provide distribution services for this solution. If the agreements with these third parties are terminated or if they do not perform their obligations under such agreements, it could take several months to establish and qualify alternative manufacturing and distribution partners for our products and we may not be able to fulfill our customers’ orders in a timely manner. At the present time we believe that if existing third party relationships terminate, alternative providers are available on commercially reasonable terms. However, there can be no assurance that the future production capacity of our current manufacturer will be sufficient to satisfy our requirements or that alternative providers of manufacturing or distribution services will be available on commercially reasonable terms, or at all. The failure to identify suitable alternative manufacturers or distributors could adversely impact our customer relationships and our financial condition. In addition, due to our use of third-party manufacturers and distributors, we do not have control over the timing of product shipments. Delays in shipment could result in the deferral or cancellation of purchases of our products, which would harm our results of operations in any particular quarter. Net revenue for a period may be lower than predicted if large orders forecasted for that period are delayed or are not realized, which could impact cash flow or result in a decline in our stock price.

We have been named as a party to several class action and derivative action lawsuits, and we may be named in additional litigation, all of which could require significant management time and attention and result in significant legal expenses. An unfavorable outcome in one or more of these lawsuits could have a material adverse effect on our business, financial condition, results of operations and cash flows.

As described in detail in our periodic reports filed with the SEC, several purported class action complaints were filed in federal court alleging our company and certain of our current and former directors and former officers violated the federal securities laws. Subsequently, four purported shareholder derivative actions were filed against certain of our current and former directors and former officers based on allegations substantially similar to those set forth in the purported class actions. The expense of defending such litigation may be substantial and the time required to defend the actions could divert management’s attention from the day-to-day operations of our business, which could adversely affect our business, results of operations and cash flows. In addition, an unfavorable outcome in such litigation could have a material adverse effect on our business, results of operations and cash flows. As previously reported in March 2009, the United States District Court for the Southern District of New York dismissed with prejudice the second amended complaint that had been filed in a shareholder class action against the company and certain current and former directors and former officers. On March 16, 2010, we reported that the United States Court of Appeals for the Second Circuit issued an order affirming in part and vacating and remanding in part the March 2009 decision of the S.D.N.Y.

Our success is dependent on the performance of our management and the cooperation, performance and retention of our executive officers and key employees.

Our business and operations are substantially dependent on the performance of our senior management team and executive officers. If our management team is unable to perform it may adversely impact our results of operations and financial condition. We do not maintain “key person” life insurance on any of our executive officers. The loss of one or several key employees could seriously harm our business. Any reorganization or reduction in the size of our employee base could harm our ability to attract and retain other valuable employees critical to the success of our business.

If we lose key personnel or fail to integrate replacement personnel successfully, our ability to manage our business could be impaired.

Our future success depends upon the continued service of our key management, technical, sales, finance, and other critical personnel. Other than with respect to employment agreements that we entered into with our President, CFO and the President of our German operation, our key personnel do not have employment agreements and we cannot assure you that we will be able to retain them. Key personnel have left our company in the past and there likely will be additional departures of key personnel from time to time in the future. The loss of any key employee could result in significant disruptions to our operations, including adversely affecting the timeliness of product releases, the successful implementation and completion of company initiatives, the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, and the results of our operations. In addition, hiring, training, and successfully integrating replacement sales and other personnel could be time consuming, may cause additional disruptions to our operations, and may be unsuccessful, which could negatively impact future revenues.

If the carrying value of our long-lived assets is not recoverable, an impairment loss must be recognized which would adversely affect our financial results.

We evaluate our long-lived assets, including property and equipment, goodwill, acquired product rights, and other intangible assets, whenever events or circumstances occur which indicate that these assets might be impaired. Goodwill is evaluated annually for impairment at the end of each fiscal year, regardless of events and circumstances. As of June 30, 2010, we had approximately $7,341,000 of goodwill principally from our acquisition of our German subsidiary, Authentidate International, AG. We will continue to evaluate the recoverability of the carrying amount of our long-lived assets, and we may incur substantial impairment charges, which could adversely affect our financial results.

We have incurred significant additional costs concerning our international operations and may incur additional costs in the future.

We have incurred substantial costs in supporting the operation of our German subsidiary, Authentidate International, AG. In June 2010, we renewed for one-year our employment agreement with Mr. Jan Wendenburg, the CEO of Authentidate International, pursuant to which he will receive a base salary of approximately 210,000 Euros. Further, for the fiscal years ended June 30, 2010, 2009 and 2008 and the three months ended September 30, 2010, we advanced or made capital investments of approximately $1,427,000 to this subsidiary. We cannot provide any assurance that we will recoup any of these amounts from this subsidiary. We expect to incur additional costs in the future in connection with the operations of this subsidiary.

Developing and implementing new or updated software and services and other product offerings may take longer and cost more than expected.

We rely on a combination of internal development, strategic relationships, licensing and acquisitions to develop our software and services. The cost of developing new software, services and other product offerings, such as Inscrybe Healthcare and related modules, and our telehealth offering is inherently difficult to estimate. Our development and implementation of proposed software, services or other product offerings may take longer than originally expected, require greater investment of cash resources than initially expected, require more testing than originally anticipated and require the acquisition of additional personnel and other resources. Accordingly, we expect to face substantial uncertainties with respect to the performance and market acceptance of new software and services and other product offerings. If we are unable to develop new or updated software, services or other product offerings on a timely basis and implement them without significant disruptions to the existing systems and processes of our customers, we may lose potential revenues and harm our relationships with current or potential customers.

The success of any of our product acquisition and licensing activities is subject to uncertainty and any completed acquisitions or licenses may reduce our earnings, be difficult to integrate, not perform as expected or require us to obtain additional financing.

We regularly evaluate selective acquisitions and look to continue to enhance our product line by acquiring rights to additional products and services. Such acquisitions may be carried out through the purchase of assets, joint ventures and licenses or by acquiring other companies. However, we cannot assure you that we will be able to complete acquisitions or in-licensing arrangements that meet our target criteria on satisfactory terms, if at all. Successfully integrating a product or service acquisition or in-licensing arrangement can be a lengthy and complex process. The diversion of our management’s attention and any delays or difficulties encountered in connection with any of our acquisitions or arrangements could result in the disruption of our ongoing business or inconsistencies in standards, controls, procedures and policies that could negatively affect our ability to maintain relationships with customers, suppliers, employees and others with whom we have business dealings. In addition, other companies, including those with substantially greater resources than ours, may compete with us for the acquisition of product or in-licensing candidates and approved products, resulting in the possibility that we devote resources to potential acquisitions or arrangements that are never completed. If we do engage in any such acquisition or arrangement, we will incur a variety of costs, and we may never realize the anticipated benefits of the acquisition or arrangement in light of those costs. If we fail to realize the expected benefits from acquisitions or arrangements we may consummate in the future, whether as a result of unidentified risks, integration difficulties, regulatory setbacks or other events, our business, results of operations and financial condition could be adversely affected.

In addition, our product acquisition and licensing activities may require us to obtain additional debt or equity financing, resulting in increased debt obligations or dilution of ownership to our existing stockholders, as applicable. Therefore, we may not be able to finance acquisitions on terms satisfactory to us, if at all.

New or updated software, services and product offerings will not become profitable unless they achieve sufficient levels of market acceptance, which may require significant efforts and costs.

There can be no assurance that customers and potential customers will accept from us new or updated software, services and other products. The future results of our business will depend, in significant part, on the success of our software, services or other product offerings. Current and potential customers may choose to use similar products and services offered by our competitors or may not purchase new or updated software, services or products, especially when they are initially offered and if they require changes in equipment or workflow. For software, services and products we are developing or may develop in the future, including through our Express MD joint venture, there can be no assurance that we will attract sufficient customers or that such offerings will generate sufficient revenues to cover their associated development, marketing and maintenance costs. Furthermore, there can be no assurance that any pricing strategy that we implement for any new software and services or other product offerings will be economically viable or acceptable to the target markets. Failure to achieve broad penetration in target markets with respect to new or updated software, services and product offerings could have a material adverse effect on our business prospects. Further, achieving market acceptance for new or updated software, services and product offerings is likely to require substantial marketing efforts and expenditure of significant funds to create awareness and demand by potential customers.

We do not have patents on all the technology we use, which could harm our competitive position.

Presently, we have two issued U.S. patents. In addition, we have two U.S. patent applications pending relating to the technology and business processes underlying our services and applications. However, some of the technology embodied in some of our current products cannot be patented. We have registered the trademarks “Authentidate”, “Inscrybe,” “Inscrybe Office” and “CareCert” in the U.S., the trademark “Authentidate” in Canada and the European Community, “Inscrybe” in the European Community and Canada, “Inscrybe Office,” and a number of other trademarks as Madrid Protocol international registrations. We continue to take steps to protect our intellectual property rights including filing additional trademark and patent applications where appropriate. We rely on confidentiality agreements with our key employees to the extent we deem it to be necessary. We further intend to file patent applications for any new products we may develop, to the extent that we believe that any technology included in such products is patentable. There can be no assurance that any patents in fact, will be issued or that any such patents that do issue will be effective to protect our products and services from duplication by other manufacturers or developers or to prevent our competitors from offering similar products and services.

Other companies operating within our business segments may independently develop substantially equivalent proprietary information or otherwise obtain access to our know-how, much of which is maintained as trade secrets. In addition, there can be no assurance that we will be able to afford the expense of any litigation which may be necessary to enforce our rights under any patent. Although we believe that the products we sell do not and will not infringe upon the patents or violate the proprietary rights of others, it is possible that such infringement or violation has occurred or may occur. We have investigated patents held by third parties of which we are aware and believe that our products and services do not infringe on the claims of these patents. Although we have not received notice of any other claims that our products or services are infringing, we cannot provide any assurances that our products and services do not infringe upon any third party patents, including the patents we have investigated.

In the event that products we sell or services we provide are deemed to infringe upon the patents or proprietary rights of others, we could be required to modify our products and/or services or obtain a license for the manufacture, use and/or sale of such products and services. There can be no assurance that, in such an event, we would be able to do so in a timely manner, upon acceptable terms and conditions, or at all, and the failure to do any of the foregoing could have a material adverse effect upon our business. Moreover, there can be no assurance that we will have the financial or other resources necessary to defend against a patent infringement or proprietary rights violation action. In addition, if our products, services or proposed products or services are deemed to infringe upon the patents or proprietary rights of others, we could, under certain circumstances, become liable for damages or subject to an injunction, which could also have a material adverse effect on our business.

Because we currently derive a majority of our revenues from a few software and service offerings, any decline in demand for these offerings could severely harm our ability to generate revenues.

We currently derive a majority of our revenues from a limited number of software and service offerings. In addition, our focus on building our business is concentrated on markets for software and services where content integrity, workflow automation, electronic signatures, time and date stamping and web-based services are important to customers. As a result, we are particularly vulnerable to fluctuations in demand for these offerings, whether as a result of competition, product obsolescence, technological change, customer spending, or other factors. If our revenues derived from our software and service offerings were to decline significantly, our business and operating results would be adversely affected. Additionally, for the year ended June 30, 2010 we reported that one customer accounted for approximately 17% of our consolidated revenues. As a result, if our relationships with these or other significant customers were disrupted we could lose a significant percentage of our anticipated revenues which could have material adverse effect on our business.

Some of our software and service offerings have long and unpredictable sales cycles, which may impact our quarterly operating results.

Transactions for some of our software and service offerings require customers to undertake customized installations to integrate the solutions into their legacy systems and require them to modify existing business practices. The period from our initial contact with a potential customer until the execution of an agreement is difficult to predict and can be in excess of six months. The sales cycles for these transactions can be long and unpredictable due to a number of uncertainties such as:

•	customers’ budgetary constraints;

•	the need to educate potential customers about our software and service offerings;

•	the timing of customers’ budget cycles;

•	delays caused by customers’ internal review processes;

•	customers’ willingness to invest resources and modify their network infrastructures to take advantage of our offerings; and

•	for sales to government customers, governmental regulatory approval and purchasing requirements.

We are unable to control or influence many of these factors. Further, we have experienced delays in the pace of adoption and use by our customers of our transaction-based offerings, such as Inscrybe Healthcare, which has adversely affected our earnings. We may experience similar delays with our other products and services and products and services currently under development. During the sales cycle and the implementation period, we may expend substantial time, effort and money preparing contract proposals, negotiating contracts and implementing solutions without receiving any related revenue. In addition, many of our expenses are relatively fixed in the short term, including personnel costs and technology and infrastructure costs. Accordingly, our inability to generate sufficient revenues from these offerings has a direct impact on our results of operations.

The failure to properly manage our growth could cause our business to lose money.

We are expanding our sales and marketing efforts in order to develop and pursue existing and potential market opportunities. This growth is expected to place a significant demand on management and operational resources. In order to manage growth effectively, we must implement and improve our operational systems and controls on a timely basis. If we fail to implement these systems and controls, our business, financial condition, results of operations and cash flows may be materially and adversely affected.

Our software and web-based services and web site may be subject to intentional disruption.

Although we believe we have sufficient controls in place to prevent intentional disruptions, such as software viruses specifically designed to impede the performance of our software and web-based services, we may be affected by such efforts in the future. Further, despite the implementation of security measures, this infrastructure or other systems that we interface with, including the Internet and related systems, may be vulnerable to physical break-ins, hackers, improper employee or contractor access, programming errors, attacks by third parties or similar disruptive problems, resulting in the potential misappropriation of our proprietary information or interruptions of our services. Any compromise of our security, whether as a result of our own systems or systems that they interface with, could substantially disrupt our operations, harm our reputation and reduce demand for our services.

Performance problems with our systems or system failures could cause us to lose business or incur liabilities.

Our customer satisfaction and our business could be harmed if we experience transmission delays or failures or loss of data in the systems we use to provide services to our customers, including transaction-related services. These systems are complex and, despite testing and quality control, we cannot be certain that problems will not occur or that they will be detected and corrected promptly if they do occur. In providing these services, we rely on internal systems as well as communications and hosting services provided by third parties, such as the Internet. To operate without interruption, both we and the service providers we use must guard against:

•	damage from fire, power loss and other natural disasters;

•	communications failures;

•	software and hardware errors, failures or crashes;

•	security breaches, computer viruses and similar disruptive problems; and

•	other potential interruptions.

We have experienced periodic system interruptions in the past, and we cannot guarantee that they will not occur again. In the event of a catastrophic event at one of our data centers or any third party facility we use, we may experience an extended period of system unavailability, which could negatively impact our business. Further, if such an event caused the loss of stored data, it could have a material adverse impact on our business or cause us to incur material liabilities. Although we maintain insurance for our business, we cannot guarantee that our insurance will be adequate to compensate us for all losses that may occur or that this coverage will continue to be available on acceptable terms or in sufficient amounts.

In addition, some of our web-based services may, at times, be required to accommodate higher than expected volumes of traffic. At those times, we may experience slower response times or system failures. Any sustained or repeated interruptions or disruptions in these systems or slow down in their response times could damage our relationships with customers. Further, the Internet has experienced, and is likely to continue to experience, significant growth in the number of users and the amount of traffic. If the Internet continues to experience increased usage, the Internet infrastructure may be unable to support the demands placed on it which could harm its reliability and performance. Any significant interruptions in our services or increases in response time could result in a loss of potential or existing users of services and, if sustained or repeated, could reduce the attractiveness of our services.

We are subject to product liability risks associated with the production, marketing and sale of products used in the healthcare industry.

The production, marketing and sale of devices used in the health-care industry have inherent risks of liability in the event of product failure or claim of harm caused by product operation. Furthermore, even meritless claims of product liability may be costly to defend against. The commercialization of the telehealth device exposes us to such claims. These types of product liability claims may result in decreased demand for this product, injury to our reputation, related litigation costs; and substantial monetary awards to plaintiffs. Although we currently maintain product liability insurance, we may not have sufficient insurance coverage, and we may not be able to obtain sufficient coverage at a reasonable cost. Our inability to obtain product liability insurance at an acceptable cost or to otherwise protect against potential product liability claims could inhibit the commercialization of any products that we develop. If we are sued for any injury caused by our products or processes, then our liability could exceed our product liability insurance coverage and our total assets.

We need to comply with ongoing regulatory requirements applicable to our telehealth product and our ability to generate revenue from this product is subject to our ability to obtain acceptable prices or an adequate level of reimbursement from payors of healthcare costs.

Our telehealth product is a medical device that is subject to extensive regulation in the United States. Unless an exemption applies, each medical device that we wish to market in the United States must receive either 510(k) clearance or premarket approval from the U.S. Food and Drug Administration, or the FDA, before the product can be sold. Either process can be lengthy and expensive. The FDA’s 510(k) clearance procedure, also known as “premarket notification,” is the process we have used for our current telehealth product. The regulatory clearance for our telehealth product provides for its use for its intended purposes. In addition, the manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and record-keeping for approved products are subject to extensive regulation. If the FDA determines that our promotional materials or activities constitute promotion of an unapproved use or we otherwise fail to comply with other FDA regulations, we may be subject to regulatory enforcement actions, including a warning letter, injunction, seizure, civil fine, suspensions, loss of regulatory clearance, product recalls or product seizures. In the more egregious cases, criminal sanctions, civil penalties, or disgorgement of profits are possible. The subsequent discovery of previously unknown problems may also result in restrictions on the marketing of our products, and could include voluntary or mandatory recall or withdrawal of products from the market. Further, we cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action. If we are not able to maintain regulatory compliance, we will not be permitted to market our products and our business would suffer.

In addition, our ability to commercialize our telehealth product successfully will depend in part on the extent to which appropriate coverage and reimbursement levels for the cost of this product are obtained by us or by our direct customers from governmental authorities, private health insurers and other organizations. The ability of customers to obtain appropriate reimbursement for their products and services from private and governmental payors is critical to the success of medical technology device companies as the availability of reimbursement affects which products customers purchase and the prices they are willing to pay. The cost containment measures that healthcare payors and providers are instituting and the effect of any healthcare reform could materially and adversely affect our ability to generate revenues from this product and our profitability. In addition, given ongoing federal and state government initiatives directed at lowering the total cost of healthcare, the United States Congress and state legislatures will likely continue to focus on healthcare reform and the reform of the Medicare and Medicaid payment systems. While we cannot predict whether any proposed cost-containment measures will be adopted, the announcement or adoption of these proposals could reduce the price that we receive for our telehealth product in the future. We cannot predict the outcomes of any of legislative or regulatory efforts at reducing costs of providing healthcare and regulatory changes in this regard may have a material adverse effect on our business.

If we are unable to generate sufficient demand for our current telehealth product, we may not be able to recover our inventory investments. Further, modifications to our current telehealth product may require new marketing clearances or approvals or require us to cease marketing or recall the modified products until such clearances or approvals are obtained.

In connection with our manufacturing and sales plans for the ExpressMD Solutions telehealth service, we have purchased certain components and contract manufacturing services for the production of the monitoring appliance. Our ability to recover our investment in building inventories of our current telehealth products is subject to risks. If we are unable to generate sufficient demand for this product, we may not be able to recover our costs in acquiring these assets. In the event that this occurs, we may need to write-off a material portion of the value of these assets and our financial condition may be adversely affected. As of the quarter ended September 30, 2010, total inventory was valued at approximately $4.7 million.

Further, any modification to an FDA-cleared medical device that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, requires a new FDA 510(k) clearance or, possibly, a premarket approval. The FDA requires every manufacturer to make its own determination as to whether a modification requires a new 510(k) clearance or premarket approval, but the FDA may review and disagree with any decision reached by the manufacturer. In the future, we may make modifications to our telehealth products and, in appropriate circumstances, determine that new clearance or approval is unnecessary. Regulatory authorities may disagree with our decisions not to seek new clearance or approval and may require us to obtain clearance or approval for modifications to our products. If that were to occur for a previously cleared or approved product, we may be required to cease marketing or recall the modified device until we obtain the necessary clearance or approval. Under these circumstances, we may also be subject to significant regulatory fines or other penalties. If any of the foregoing were to occur, we may be unable to recover the cost of our investments in our telehealth business and our financial condition and results of operations could be negatively impacted.

If our suppliers for our telehealth product fails to comply with the FDA’s Quality System Regulation, or QSR, and other applicable postmarket requirements, our manufacturing operations could be disrupted, our product sales and profitability could suffer, and we may be subject to a wide variety of FDA enforcement actions.

After a device is placed on the market, numerous regulatory requirements apply. We are subject to inspection and marketing surveillance by the FDA to determine our compliance with all regulatory requirements. Our failure to comply with applicable regulatory requirements could result in the FDA or a court instituting a wide variety of enforcement actions against us, including a public warning letter; a recall of products; fines or civil penalties; seizure or detention of our products; withdrawing 510(k) clearance already granted to us; and criminal prosecution. The manufacturing processes of some of our suppliers must comply with the FDA’s Quality System Regulation, or QSR, which governs the methods used in, and the facilities and controls used for, the design, testing, manufacture, control, quality assurance, installation, servicing, labeling, packaging, storage and shipping of medical devices. The FDA enforces the QSR through unannounced inspections. If one of our suppliers fails a QSR inspection, or if a corrective action plan adopted by a supplier is not sufficient, the FDA may bring an enforcement action, and our operations could be disrupted and our manufacturing delayed. We are also subject to the FDA’s general prohibition against promoting our products for unapproved or “off-label” uses, the FDA’s adverse event reporting requirements and the FDA’s reporting requirements for field correction or product removals. The FDA has recently placed increased emphasis on its scrutiny of compliance with the QSR and these other postmarket requirements. If we or one of our suppliers violate the FDA’s requirements or fail to take adequate corrective action in response to any significant compliance issue raised by the FDA, the FDA can take various enforcement actions which could cause our product sales and profitability to suffer.

Our software and services and other product offerings may not be accepted by the market, which would seriously harm our business.

Demand and market acceptance for our currently available software and service and other product offerings remain subject to a high level of uncertainty. Achieving widespread acceptance of these or future offerings will continue to require substantial marketing efforts and the expenditure of significant funds to create and maintain brand recognition and customer demand for such offerings. Demand for our software, services and other product offerings depend on, among other things:

•	the perceived ability of our offerings to address real customer problems;

•	the perceived quality, price, ease-of-use and interoperability of our offerings as compared to our competitors’ offerings;

•	the market’s perception of the ease or difficulty in deploying our software or services, especially in complex network environments;

•	the continued evolution of electronic commerce as a viable means of conducting business;

•	market acceptance and use of new technologies and standards;

•	the ability of network infrastructures to support an increasing number of users and services;

•	the pace of technological change and our ability to keep up with these changes; and

•	general economic conditions, which influence how much money our customers and potential customers are willing to allocate to their information technology budgets.

There can be no assurance that adequate marketing arrangements will be made and continued for our software and services and there can be no assurance that any of these offerings will ever achieve or maintain widespread market acceptance or that such offerings will be profitable.

If we cannot continuously enhance our software and web-based service offerings in response to rapid changes in the market, our business will be harmed.

The software-based services industry and computer industry are characterized by extensive research and development efforts which result in the frequent introduction of new products and services which render existing products and services obsolete. Our ability to compete successfully in the future will depend in large part on our ability to maintain a technically competent research and development staff and our ability to adapt to technological changes in the industry and enhance and improve our software and web-based service offerings and successfully develop and market new offerings that meet the changing needs of our customers. Although we are dedicated to continued improvement of our offerings with a view towards satisfying market needs with the most advanced capabilities, there can be no assurance that we will be able to continue to do so on a regular basis and remain competitive with products offered by other manufacturers. At the present time, we do not have a targeted level of expenditures for research and development. We will evaluate all opportunities but believe the majority of our research and development will be devoted to enhancements of our existing software and web-based services.

If our software and web-based service offerings are not competitive, our business will suffer.

We are engaged in the highly competitive businesses of developing software and web-based workflow management services and telehealth solutions. These markets are continually evolving and, in some cases, subject to rapid technological change. Many of our competitors have greater financial, technical, product development, marketing and other resources than we do. These organizations may be better known than we are and have more customers than we do. We cannot provide assurance that we will be able to compete successfully against these organizations. We believe that the principal competitive factors affecting our markets include performance, ease of use, quality/reliability of our offerings, scalability, features and functionality, price and customer service and support. There can be no assurance that we will be able to successfully incorporate these factors into our software and web-based services and compete against current or future competitors or that competitive pressure we face will not harm our business. If we are unable to develop and market products to compete with the products of competitors, our business will be materially and adversely affected.

Our business, including Inscrybe Healthcare and our telehealth appliance and service and our electronic signing solutions are relatively new business lines and although the level of competition for these offerings is uncertain at this point in time, the field of software-based solutions in which we compete is highly competitive. There can be no assurances, however, that any of our offerings will achieve market acceptance.

We also expect that competition will increase as a result of industry consolidations and the formation of new companies with new, innovative offerings. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their software and service offerings to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced operating margins and loss of market share, any of which could harm our business.

Our software and web-based services are complex and are operated in a wide variety of computer configurations, which could result in errors or product failures.

Our software and web-based services are complex and may contain undetected errors, failures or bugs that may arise when they are first introduced or when new versions are released. These offerings may be used in large-scale computing environments with different operating systems, system management software and equipment and networking configurations, which may cause errors or failures in our software or services or may expose undetected errors, failures or bugs in such offerings. Our customers’ computer environments are often characterized by a wide variety of configurations that make pre-release testing for programming or compatibility errors difficult and time-consuming. Despite testing by us and by others, errors, failures or bugs may not be found in new products or releases after commencement of commercial use. Errors, failures or bugs in our offerings could result in negative publicity, returns, loss of or delay in market acceptance of our software or services or claims by customers or others. Alleviating these problems could require significant expenditures of our capital and resources and could cause interruptions, delays or cessation of our licenses which could cause us to lose existing or potential customers and would adversely affect our financial conditions, results of operations and cash flows. Most of our license agreements with customers contain provisions designed to limit our exposure to potential product liability claims. It is possible, however, that these provisions may not prove effective in limiting our liability.

We have a significant amount of net operating loss carry forwards which we may not be able to utilize in certain circumstances or which may become limited as a result of this offering.

At June 30, 2010, we had net operating loss, or NOL, carry forwards for federal income tax purposes of approximately $126,000,000 available to offset future taxable income. Under Section 382 of the Internal Revenue Code, following an “ownership change,” special limitations apply to the use by a “loss corporation” of its (i) NOL carry forwards arising before the ownership change and (ii) net unrealized built-in losses (if such losses existed immediately before the ownership change and exceed a statutory threshold amount) recognized during the five years following the ownership change ((i) and (ii) are referred to collectively as the “Applicable Tax Attributes”). After an ownership change, the amount of the loss corporation’s taxable income for each post-change taxable year that may be offset by the Applicable Tax Attributes is limited to the product of the “long-term tax-exempt rate” (published by the IRS for the month of the ownership change) multiplied by the value of the loss corporation’s stock (the “Section 382 Limitation”). To the extent that the loss corporation’s Section 382 Limitation in a given taxable year exceeds its taxable income for the year, that excess increases the Section 382 Limitation in future taxable years.

Risks Related to Our Common Stock

Our stock price is volatile and could decline.

The price of our common stock has been, and is likely to continue to be, volatile. Our stock price during the fiscal year ended June 30, 2010 traded as low as $0.38 per share and as high as $1.81 per share and during the fiscal quarter ended September 30, 2010, or common stock traded within a range of $0.50 to $0.86. We cannot assure you that your initial investment in our common stock will not fluctuate significantly. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control, including:

•	quarterly variations in our operating results;

•	announcements we make regarding significant contracts, acquisitions, dispositions, strategic partnerships, or joint ventures;

•	additions or departures of key personnel;

•	the introduction of competitive offerings by existing or new competitors;

•	uncertainty about and customer confidence in the current economic conditions and outlook;

•	reduced demand for any given software or web-based service offering; and

•	sales of our common stock.

In addition, the stock market in general, including companies whose stock is listed on The NASDAQ Capital Market, have experienced extreme price and volume fluctuations that have often been disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance.

Since we have not paid dividends on our common stock, you may not receive income from this investment.

We have not paid any dividends on our common stock since our inception and do not contemplate or anticipate paying any dividends on our common stock in the foreseeable future. Earnings, if any, will be used to finance the development and expansion of our business.

Trading in our stock over the last twelve months has been limited, so investors may not be able to sell as much stock as they want at prevailing prices.

The average daily trading volume in our common stock for the twelve months ended September 30, 2010 was approximately 105,000 shares. If limited trading in our stock continues, it may be difficult for investors to sell their shares in the public market at any given time at prevailing prices. Moreover, the market price for shares of our common stock may be made more volatile because of the relatively low volume of trading in our common stock. When trading volume is low, significant price movement can be caused by the trading in a relatively small number of shares. Volatility in our common stock could cause stockholders to incur substantial losses.

Authentidate is currently not in compliance with The NASDAQ Capital Market $1.00 minimum bid price requirement and failure to regain and maintain compliance with this standard could result in delisting and adversely affect the market price and liquidity of our common stock.

Our common stock is currently traded on The NASDAQ Capital Market under the symbol “ADAT”. If we fail to meet any of the continued listing standards of The NASDAQ Capital Market, our common stock will be delisted from The NASDAQ Capital Market. These continued listing standards include specifically enumerated criteria, such as a $1.00 minimum closing bid price. On May 26, 2010, we received a letter from The NASDAQ Stock Market advising that the company did not meet the minimum $1.00 per share bid price requirement for continued inclusion on The NASDAQ Capital Market pursuant to NASDAQ Marketplace Listing Rule 5550(a)(2). The letter stated that the company had until November 22, 2010 to regain compliance. On November 23, 2010, NASDAQ notified us that it had granted us an additional 180 days to regain compliance with the minimum bid price requirement of Listing Rule 5550(a)(2). In its November 23, 2010 notification, NASDAQ stated that although we had not regained compliance with the listing rule, we were eligible for the second grace period since we satisfied the other applicable requirements for continued listing on the NASDAQ Capital Market. We may achieve compliance during the additional 180-day period if the closing bid price of our common stock is at least a $1.00 per share for a minimum of 10 consecutive business days before May 23, 2011. If this occurs, Nasdaq will provide us with written notification of compliance. If the company does not regain compliance during this additional grace period, NASDAQ will provide written notice that the company’s common stock is subject to delisting. In that event, the company may appeal such determination to a hearings panel. There can be no guarantee that the company will be able to regain compliance with the Listing Rule. Further, this deficiency notice relates exclusively to our bid price deficiency. We may be delisted during the applicable grace periods for failure to maintain compliance with any other listing requirement which may occur.

If our common stock were to be delisted from The NASDAQ Capital Market, trading of our common stock most likely will be conducted in the over-the-counter market on an electronic bulletin board established for unlisted securities such as the OTC Bulletin Board. Such trading will reduce the market liquidity of our common stock. As a result, an investor would find it more difficult to dispose of, or obtain accurate quotations for the price of, our common stock. If our common stock is delisted from The NASDAQ Capital Market and the trading price remains below $5.00 per share, trading in our common stock might also become subject to the requirements of certain rules promulgated under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trade involving a stock defined as a “penny stock” (generally, any equity security not listed on a national securities exchange or quoted on Nasdaq that has a market price of less than $5.00 per share, subject to certain exceptions).

Many brokerage firms are reluctant to recommend low-priced stocks to their clients. Moreover, various regulations and policies restrict the ability of shareholders to borrow against or “margin” low-priced stocks, and declines in the stock price below certain levels may trigger unexpected margin calls. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher priced stocks, the current price of the common stock can result in an individual shareholder paying transaction costs that represent a higher percentage of total share value than would be the case if our share price were higher. This factor may also limit the willingness of institutions to purchase our common stock. Finally, the additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from facilitating trades in our common stock, which could severely limit the market liquidity of the stock and the ability of investors to trade our common stock.

Additional financings could result in dilution to existing stockholders and otherwise adversely impact the rights of our common stockholders.

Additional financings that we may require in the future will dilute the percentage ownership interests of our stockholders and may adversely affect our earnings and net book value per share. In addition, we may not be able to secure any such additional financing on terms acceptable to us, if at all. We have the authority to issue additional shares of common stock and preferred stock, as well as additional classes or series of warrants or debt obligations which may be convertible into any one or more classes or series of ownership interests. We are authorized to issue 75 million shares of common stock and 5 million shares of preferred stock. Subject to compliance with the requirements of the NASDAQ Stock Market, such securities may be issued without the approval or other consent of our stockholders.

We filed a “shelf” registration statement on Form S-3 with the Securities and Exchange Commission in August 2009, which was declared effective by the Commission on September 30, 2009. Under this registration statement, we may sell, from time to time in one or more public offerings, shares of our common stock, shares of our preferred stock, debt securities or warrants to purchase common stock, preferred stock or debt securities, or any combination of such securities. After giving effect to our registered direct offering completed in December 2009, there is approximately $36 million available for future issuances under this registration statement, subject to SEC limitations. This disclosure shall not constitute an offer to sell or a solicitation of an offer to buy the securities, nor shall there by any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Any offer of the securities will be solely by means of the prospectus included in the registration statement and one or more prospectus supplements that will be issued at the time of the offering.

In the event that any future financing should be in the form of, be convertible into or exchangeable for, equity securities, and upon the conversion or exercise of such securities, investors may experience additional dilution. Moreover, we may issue undesignated shares of preferred stock, the terms of which may be fixed by our board of directors and which terms may be preferential to the interests of our common stockholders. We have issued preferred stock in the past, and our board of directors has the authority, without stockholder approval, to create and issue one or more additional series of such preferred stock and to determine the voting, dividend and other rights of holders of such preferred stock. Any debt financing, if available, may involve restrictive covenants that impact our ability to conduct our business. The issuance of any of such series of preferred stock or debt securities may have an adverse effect on the holders of common stock.

If we are required to redeem the shares of our Series C 15% Convertible Redeemable Preferred Stock, our financial condition may be adversely affected.

In connection with our recent private placement, we filed with the Secretary of State of Delaware a Certificate of Designations, Preferences and Rights and Number of Shares of Series C 15% Convertible Redeemable Preferred Stock, or the Series C Designation. The Series C Designation provides for the mandatory redemption of all outstanding shares of Series C Preferred Stock upon their stated maturity date, which is the 18 month anniversary of the original issue date, unless prior to such date, our shareholders approve the conversion of the shares of Series C Preferred Stock into shares of our common stock. If we are required to redeem the shares of Series C Preferred Stock, we will be required to pay to the holders of the shares of Series C Preferred Stock a total redemption price equal to 102.5% of the stated value of the Series C Shares, plus dividends, which would be $2,500,000. In addition, if at the maturity date of the Series C Preferred Stock, any shares of our Series B Preferred Stock remain outstanding, we will be required to redeem all such outstanding shares of Series B Preferred Stock immediately prior to the redemption of the Series C Preferred Stock. There are currently 28,000 shares of Series B Preferred Stock outstanding and the total redemption payment for the Series B Preferred Stock is equal to $700,000 plus dividends thereon as of such redemption date. Accordingly, the redemption of these securities may have an adverse effect on our cash position.

The number of shares of our common stock outstanding has increased substantially as a result of our private placement, and the exercise or conversion of the warrants and shares of preferred stock issued in this private placement could result in further dilution to holders of our common stock. Certain purchasers in this private placement beneficially own significant blocks of our common stock. Upon registration under the Securities Act of 1933, as amended, or the Securities Act, these shares will be generally available for resale in the public market.

Upon the closing of our private placement on October 13, 2010, we issued to a group of institutional and other accredited investors a total of 7,500,000 shares of our common stock, plus 1,250,000 shares of Series C Preferred Stock, which are convertible into an aggregate of 6,125,000 shares of common stock (including shares issuable in lieu of cash dividends) and common stock warrants to purchase a total of 6,250,000 additional shares of common stock. The issuance of these securities resulted in substantial dilution to stockholders who held our common stock prior to the private placement. Further, the conversion of the shares of Series C Preferred Stock and exercise of warrants issued in this private placement may result in further dilution to the holders of our common stock. As of November 11, 2010, the purchasers in the private placement owned, in the aggregate, approximately 16.3% of our outstanding common stock, without giving effect to the conversion of the shares of Series C Preferred Stock or the exercise of the common stock warrants. The conversion of the shares of Series C Preferred Stock is subject to the approval of our stockholders in accordance with applicable Nasdaq requirements. As a result, these stockholders, if acting together, may have significant influence over the outcome of any stockholder vote, other than any proposal to approve the conversion of such shares, including the election of directors and other significant business matters that require stockholder approval. Such other significant business matters could include, for example, the approval of mergers or other business combination transactions.

Under the registration rights agreement entered into in connection with the private placement, we have agreed to file a registration statement with the Securities and Exchange Commission, or the SEC, covering the resale of the 7,500,000 shares of common stock issued in the private placement, the 6,125,000 shares of common stock underlying the shares of Series C Preferred Stock and the 6,250,000 shares of common stock issuable upon exercise of the warrants. Upon such registration of the shares issued in the private placement, these shares will become generally available for immediate resale in the public market, subject to the stockholder approval requirement discussed above. The market price of our common stock could fall due to an increase in the number of shares available for sale in the public market.

The exercise of our outstanding options and warrants, or conversion of our outstanding shares of convertible preferred stock, may depress our stock price and dilute your ownership of the company.

As of December 1, 2010, the following options and warrants were outstanding:

•

Stock options to purchase 3,976,977 shares of common stock at exercise prices ranging from $0.39 to $6.61 per share, not all of which are immediately exercisable. The weighted average exercise price of the outstanding stock options is $2.99 per share. These stock options are employee and non-executive director options.

•	Warrants to purchase 7,070,000 shares of common stock with a weighted average exercise price of $0.73 per share, inclusive of the warrants covered by this prospectus.

•	Stock options to purchase 375,000 shares of common stock at an exercise price of $3.25 per share to an independent consultant which are exercisable upon achieving certain sales levels.

In addition, there are currently outstanding 28,000 shares of our Series B Convertible Preferred Stock and 1,250,000 shares of our Series C Preferred Stock. The holder of the Series B Convertible Preferred Stock may convert these shares into shares of our common stock at a conversion price equal to $1.40 per share. Accordingly, the outstanding 28,000 shares of Series B Convertible Preferred Stock are presently convertible into an aggregate of 500,000 shares of our common stock, which will be available for immediate resale in accordance with the provisions of Rule 144 under the Securities Act. Further, as described above, the shares of Series C Preferred Stock (and any accrued dividends thereon) are convertible into a maximum of 6,125,000 shares of our common stock, subject to the approval of our stockholders.

To the extent that these securities are exercised or converted, dilution to our shareholders will occur. Moreover, the terms upon which we will be able to obtain additional equity capital may be adversely affected, since the holders of these securities can be expected to exercise or convert them at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable to us than the exercise and conversion terms provided by those securities. Further, in the event the conversion price of our outstanding shares of convertible preferred stock is lower than the actual trading price on the day of conversion, the holders could immediately sell their converted common shares, which would have a dilutive effect on the value of the outstanding common shares. Furthermore, the significant downward pressure on the trading price of our common stock as preferred stock holders converted these securities and sell the common shares received on conversion could encourage short sales by the holders of preferred stock or other shareholders. This would place further downward pressure on the trading price of our common stock. Even the mere perception of eventual sales of common shares issued on the conversion of the shares of preferred stock could lead to a decline in the trading price of our common stock.

Because our management will have broad discretion over the use of the net proceeds from our 2010 private placement, and any proceeds received from the exercise for cash of the warrants covered by this prospectus, you may not agree with how we use them and the proceeds may not be invested successfully.

We intend to use the net proceeds from our 2010 private placement and any proceeds from the exercise of the warrants covered by this prospectus for working capital and for general corporate purposes, including the rollout of our telehealth products and services. Therefore, our management will have broad discretion as to the use of these proceeds. Accordingly, you will be relying on the judgment of our management with regard to the use of these amounts, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return for our company.

Provisions in our charter documents and Delaware law could discourage or prevent a takeover, even if an acquisition would be beneficial to our stockholders.

Provisions of our certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include:

•	authorizing the issuance of “blank check” preferred that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

•	prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates; and

•

advance notice provisions in connection with stockholder proposals that may prevent or hinder any attempt by our stockholders to bring business to be considered by our stockholders at a meeting or replace our board of directors.

Together these provisions may delay, deter or prevent a change in control of us, adversely affecting the market price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve risks and uncertainties. We are including the following cautionary statement in this prospectus to make applicable and take advantage of the safe harbor provisions established by the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by us or on our behalf. We and our representatives may from time to time make written or oral statements that are “forward-looking,” including statements contained in this prospectus and other filings with the Securities and Exchange Commission, reports to our stockholders and news releases. Forward looking statements include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. In addition, other written or oral statements which constitute forward-looking statements may be made by us or on our behalf. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “projects,” “forecasts,” “may,” “should,”, “could, “ “potential,” “predict,” “will,” “would,” as well as variations of such words and similar expressions are intended to identify such forward-looking statements. Certain statements contained herein are forward-looking statements and accordingly involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in good faith forward-looking statements. Our expectations, beliefs and projections are expressed in good faith and are believed by us to have a reasonable basis, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties, but there can be no assurance that management’s expectations, beliefs or projections will result or be achieved or accomplished. Accordingly, these statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Thus, actual outcomes and results may differ materially from what is expressed or forecasted in or suggested by such forward-looking statements. Any forward-looking statement contained in this document speaks only as of the date on which the statement is made. We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances that occur after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition to other factors and matters discussed elsewhere herein, the following are important factors that in our view, could cause actual results to differ materially from those discussed in the forward-looking statements:

•	the market acceptance of our software and services;

•	our business, product, capital expenditure and research and development plans and product and technology roadmaps;

•	the ability to compete against products intended for similar use by recognized and well capitalized companies;

•	our ability to raise capital when needed, and without adverse and highly dilutive consequences to stockholders;

•	our ability to protect intellectual property;

•	our ability to retain management and obtain additional employees as required; and

•	our ability to adapt to economic, political and regulatory conditions affecting our target markets.

The foregoing does not represent an exhaustive list of risks. Please see “Risk Factors” in this prospectus and in our periodic reports filed with the Securities and Exchange Commission pursuant the Exchange Act for additional risks which could adversely impact our business and financial performance. Moreover, new risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares offered pursuant to this prospectus. The selling stockholders will receive all of the proceeds from the sale of the shares of common stock offered by this prospectus. For information about the selling stockholders, see “Selling Stockholders.”

The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including all registration and filing fees and fees and expenses of our counsel and our accountants.

A portion of the shares covered by this prospectus are issuable upon exercise of warrants to purchase common stock. Upon any exercise for cash of the common warrants, the selling stockholders will pay us the exercise price of the warrants. The cash exercise price of the 6,250,000 warrants issued in the 2010 private placement is $0.70 per share. The exercise price of the 100,000 warrants issued to a consultant in August 2010 is $0.70 per share. Each of the warrants covered by the registration statement of which this prospectus is a part have a net exercise provision that allows the holders to receive a reduced number of shares of our common stock, equal to the aggregate fair value less the total exercise price of the warrant shares being purchased upon conversion, without paying the exercise price in cash in the event the resale of such shares are not covered by a registration statement. If all of the warrants are exercised for cash by the selling stockholders, we would receive up to approximately $4,445,000 in gross proceeds from those exercises. We will use any cash we receive upon the exercise of the warrants for the funding of our general corporate purposes, including the rollout of our telehealth products and services.

SELLING STOCKHOLDERS

We have filed a registration statement with the SEC, of which this prospectus forms a part, with respect to the resale of shares of our common stock covered by this prospectus from time to time under the Securities Act. The shares of common stock covered by this prospectus consist of 7,500,000 shares of common stock, 5,000,000 shares of common stock issuable upon the conversion of shares of Series C Preferred Stock, 1,125,000 shares of common stock issuable in lieu of dividends on the shares of Series C Preferred Stock and 6,250,000 shares of common stock issuable upon the exercise of warrants to purchase common stock that we issued to the selling stockholders on October 13, 2010. In addition, we are registering the resale of an aggregate of 100,000 shares of common stock issuable upon the exercise of other warrants held by a certain selling stockholder.

Throughout this prospectus, when we refer to the “selling stockholders,” we mean the persons listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling stockholders’ interests. When we refer to the shares of our common stock being offered by this prospectus on behalf of the selling stockholders, we are referring collectively to the shares of our common stock sold to the selling stockholders and the shares of our common stock issuable upon the conversion of the shares of Series C Preferred Stock and exercise of warrants held by the selling stockholders, unless otherwise indicated.

Summary

Set forth below is a summary of the circumstances that led to the issuance to the listed selling stockholders of the shares of common stock registered hereby.

We entered into a securities purchase agreement with selected institutional and accredited investors dated as of October 12, 2010, to sell and issue $5.0 million of units of our securities in a private placement. In the aggregate, we agreed to sell 1,250,000 units of securities, at a price of $4.00 per unit, with the units consisting of a total of 7,500,000 shares of common stock, 1,250,000 shares of Series C 15% Convertible Redeemable Preferred Stock, and warrants to purchase an additional 6,250,000 shares of common stock. Each individual unit consists of six shares of common stock, one share of preferred stock and five warrants. The transaction closed on October 13, 2010 and we received net proceeds of approximately $4.5 million after the deduction of offering expenses.

We are obligated to register the re-offer and re-sale of the common stock issued in the private offering, the shares of common stock issuable upon conversion of the shares of Series C Preferred Stock and the shares of common stock underlying the warrants. This registration statement is being filed pursuant to such obligation. We agreed to file the registration statement within 45 days of closing and have it declared effective within 90 days of the filing date. In the event (i) the registration statement has not been filed by the agreed upon filing date, (ii) an acceleration request has not been filed within five trading days of the date which the Company is notified that the registration statement will not be reviewed by the Commission staff or is not subject to further review and comment by the Commission staff, (iii) the registration statement has not been declared effective by required effectiveness date, or (iv) it ceases to remain continuously effective as required by the registration rights agreement, then we have agreed to pay each investor, as liquidated damages, an amount equal to 1.0% of the purchase price paid by each such investor with respect to any registrable securities then held and not registered pursuant to an effective registration statement, per 30-day period or portion thereof during which the registration default remains uncured, subject to a limitation of 6% per default. In addition, we agreed to keep the registration statement of which this prospectus forms a part continuously effective until the earlier to occur of the date after which all of the registrable securities have been sold and the date on which all of the registrable securities may be sold without volume restrictions pursuant to Rule 144 under the Securities Act of 1933.

The conversion of the shares of Series C Preferred Stock is subject to the approval of our stockholders in accordance with the listing rules of the Nasdaq Stock Market. We will be required to redeem the shares of Series C Preferred Stock if they are not converted into shares of our common stock prior to the 18 month anniversary of the issue date. Further, under the terms of the agreements entered into with the investors in our recent private placement, the investors may not convert or exercise these securities without stockholder approval to the extent such conversion or exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 19.99% of our outstanding shares of common stock following such conversion or exercise, as the case may be.

We granted the holder of the additional 100,000 shares underlying warrants included in this prospectus the right to include these shares in a registration statement that we file with the SEC. These warrants are held by Wolfe Axelrod Weinberger Associates LLC and were granted to them pursuant to a services agreement we entered into with them in August 2010 in partial consideration for services rendered.

We will not receive any proceeds from the resale of the shares of common stock by the selling stockholders. However, we will receive proceeds from the exercise of the warrants by the selling stockholders only to the extent that such warrants are exercised for cash. The warrants issued to the investors in our October 2010 private placement are exercisable commencing six months from the closing date at a price of $0.70 per share and expire 54 months thereafter. The additional 100,000 warrants included in this prospectus are exercisable for a period of five years, have an exercise price of $0.70 per share and vest in monthly installments over a twelve month period.

Selling Stockholders Table

The table below sets forth, to our knowledge, information about the selling stockholders as of November 11, 2010. The shares offered for resale under this prospectus are being registered for resale by our selling stockholders, or the transferees of such selling stockholders. Such persons may resell from time to time all, a portion, or none of such shares. In addition, the selling stockholders may sell, transfer or otherwise dispose of a portion of our common stock being offered under this prospectus in transactions exempt from the registration requirements of the Securities Act. We do not know when or in what amounts the selling stockholders may offer shares for sale. See “Plan of Distribution”.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares of our common stock. Unless otherwise indicated below, to our knowledge, the selling stockholders named in the table have sole voting and investment power with respect to the shares of common stock beneficially owned by it. The number representing the number of shares of common stock beneficially owned prior to the offering for each selling stockholder includes all shares of the selling stockholder being offered pursuant to this prospectus, as well as all options or other derivative securities which are exercisable within 60 days, including the shares of Series C Preferred Stock and warrants held by a selling stockholder. The inclusion of any shares in this table does not constitute an admission of beneficial ownership by the person named below. Except as noted, none of the selling stockholders have had any position, office or other material relationship with us or any of our predecessors or affiliates within the past three years.

More specifically, the following table sets forth as to the selling stockholders:

•

the number of shares of our common stock that the selling stockholders beneficially owned prior to offering for resale any shares of our common stock being registered by the registration statement of which this prospectus is a part;

•

the number of shares of our common stock that may be offered for resale for the selling stockholder’s accounts under this prospectus, including the number of such shares that may be offered by the selling stockholders which are issuable upon the conversion of shares of Series C Preferred Stock and the exercise of warrants; and

•

the number and percent of shares of our common stock to be held by the selling stockholder after the offering of the shares registered hereunder, assuming all of such shares are sold by the selling stockholders and that such person does not acquire any other shares of our common stock prior to the assumed sale of all of the resale shares. The selling stockholders may sell all, some or none of the common stock being offered pursuant to this prospectus.

The table is prepared based on information supplied to us by the selling stockholders. Although we have assumed for purposes of the table below that the selling stockholders will sell all of the shares offered by this prospectus, because the selling stockholders may offer from time to time all or some of their shares covered under this prospectus, or in another permitted manner, no assurances can be given as to the actual number of shares that will be resold by the selling stockholders or that will be held by the selling stockholders after completion of the resales. In addition, the selling stockholders may have sold, transferred or otherwise disposed of the shares in transactions exempt from the registration requirements of the Securities Act since the date the selling stockholders provided the information regarding their shares. Information concerning the selling stockholders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required. Except as described in this section, there are currently no agreements, arrangements or understandings with respect to the resale of any of the shares covered by this prospectus.

Name of Selling Stockholder (1)	Shares of Common Stock Beneficially Owned Prior to Offering	Number of Shares of Common Stock Being Offered	Shares of Common Stock to be Beneficially Owned After Offering (2)
			Number	Percentage#
Lazarus Investment Partners LLLP (3)	8,562,429	7,950,000	612,429	1.2%
AQR DELTA Master Account, L.P. (4)	2,863,590	2,863,590	0	*
AQR Absolute Return Master Account, L.P. (5)	170,130	170,130	0	*
AQR Opportunistic Premium Offshore Fund, L.P. (6)	434,070	434,070	0	*
CNH Diversified Opportunities Master Account L.P. (7)	263,940	263,940	0	*
AQR DELTA Sapphire Fund, L.P. (8)	407,040	407,040	0	*
Advanced Series Trust - AST Academic Strategies Portfolio (9)	345,030	345,030	0	*
AQR Diversified Arbitrage Fund (10)	3,466,200	3,466,200	0	*
Michael S. Barish (11)	795,000	795,000	0	*
DAFNA LifeScience Market Neutral, Ltd. (12)	198,750	198,750	0	*
DAFNA LifeScience, Ltd. (13)	151,050	151,050	0	*
DAFNA LifeScience Select, Ltd. (14)	445,200	445,200	0	*
Micro PIPE Fund I, LLC (15)	795,000	795,000	0	*
Cranshire Capital, LP (16)	377,625	377,625	0	*
Freestone Advantage Partners, LP (17)	19,875	19,875	0	*
George K. Hickox, Jr. (18)	397,500	397,500	0	*
Iroquois Master Fund, Ltd. (19)	198,750	198,750	0	*
Girls & Sports LLC (20)	119,250	119,250	0	*
Balkrishna Shagrithaya (21)	713,200	477,000	236,200	*
Wolfe Axelrod Weinberger Associates LLC (22)	100,000	100,000	0	*

*	Less than one percent.

#	Percentage ownership is based on 45,986,405 shares outstanding as of November 11, 2010.
(1)	The term “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer.
(2)	Assumes the sale of all shares being offered in this prospectus.
(3)	The number of shares of common stock includes 3,612,429 shares of common stock, 2,000,000 shares issuable upon the conversion of shares of Series C Preferred Stock, 450,000 shares issuable in lieu of dividends on the shares of Series C Preferred Stock, and 2,500,000 shares issuable upon the exercise of common stock warrants. Justin B. Borus is the managing member of Lazarus Management Company LLC, the investment advised and general partner of Lazarus Investment Partners LLLP. Mr. Borus, in such capacity, has voting control and investment discretion over securities held by Lazarus Investment Partners LLLP.
(4)	AQR DELTA Master Account, L.P. is the beneficial owner of 2,863,590 shares of common stock, including 1,080,600 shares of common stock, 720,400 shares issuable upon the conversion of shares of Series C Preferred Stock, 162,090 shares issuable in lieu of dividends on the shares of Series C Preferred Stock, and 900,500 shares issuable upon the exercise of common stock warrants. Todd Pulvino is the principal of CNH Partners, LLC, the sub-advisor of AQR DELTA Master Account, L.P., and as such, has discretionary voting and investment authority over the shares owned by AQR DELTA Master Account, L.P.
(5)	AQR Absolute Return Master Account, L.P. is the beneficial owner of 170,130 shares of common stock, including 64,200 shares of common stock, 42,800 shares issuable upon the conversion of shares of Series C Preferred Stock, 9,630 shares issuable in lieu of dividends on the shares of Series C Preferred Stock, and 53,500 shares issuable upon the exercise of common stock warrants. Todd Pulvino is the principal of CNH Partners, LLC, the sub-advisor of AQR Absolute Return Master Account, L.P., and as such, has discretionary voting and investment authority over the shares owned by AQR Absolute Return Master Account, L.P.
(6)	AQR Opportunistic Premium Offshore Fund, L.P. is the beneficial owner of 434,070 shares of common stock, including 163,800 shares of common stock, 109,200 shares issuable upon the conversion of shares of Series C Preferred Stock, 24,570 shares issuable in lieu of dividends on the shares of Series C Preferred Stock, and 136,500 shares issuable upon the exercise of common stock warrants. Todd Pulvino is the principal of CNH Partners, LLC, the sub-advisor of AQR Opportunistic Premium Offshore Fund, L.P., and as such, has discretionary voting and investment authority over the shares owned by AQR Opportunistic Premium Offshore Fund, L.P.
(7)	CNH Diversified Opportunities Master Account, L.P. is the beneficial owner of 263,940 shares of common stock, including 99,600 shares of common stock, 66,400 shares issuable upon the conversion of shares of Series C Preferred Stock, 14,940 shares issuable in lieu of dividends on the shares of Series C Preferred Stock, and 83,000 shares issuable upon the exercise of common stock warrants. Todd Pulvino is the principal of CNH Partners, LLC, the advisor of CNH Diversified Opportunities Master Account, L.P., and as such, has discretionary voting and investment authority over the shares owned by CNH Diversified Opportunities Master Account, L.P.
(8)	AQR DELTA Sapphire Fund, L.P. is the beneficial owner of 407,040 shares of common stock, including 153,600 shares of common stock, 102,400 shares issuable upon the conversion of shares of Series C Preferred Stock, 23,040 shares issuable in lieu of dividends on the shares of Series C Preferred Stock, and 128,000 shares issuable upon the exercise of common stock warrants. Todd Pulvino is the principal of CNH Partners, LLC, the sub-advisor of AQR DELTA Sapphire Fund, L.P., and as such, has discretionary voting and investment authority over the shares owned by AQR DELTA Sapphire Fund, L.P.
(9)

Advanced Series Trust - AST Academic Strategies Portfolio is the beneficial owner of 345,030 shares of common stock, including 130,200 shares of common stock, 86,800 shares issuable upon the conversion of shares of Series C Preferred Stock, 19,530 shares issuable in lieu of dividends on the shares of Series C Preferred Stock, and 108,500 shares issuable upon the exercise of common stock warrants. Todd Pulvino is the principal of CNH Partners, LLC, the sub-advisor of Advanced Series Trust - AST Academic Strategies Portfolio, and as such, has discretionary voting and investment authority over the shares owned by Advanced Series Trust - AST Academic Strategies Portfolio.

(10)	AQR Diversified Arbitrage Fund is the beneficial owner of 3,466,200 shares of common stock, including 1,308,000 shares of common stock, 872,000 shares issuable upon the conversion of shares of Series C Preferred Stock, 196,200 shares issuable in lieu of dividends on the shares of Series C Preferred Stock, and 1,090,000 shares issuable upon the exercise of common stock warrants. Todd Pulvino is the principal of CNH Partners, LLC, the sub-advisor of AQR Diversified Arbitrage Fund, and as such, has discretionary voting and investment authority over the shares owned by AQR Diversified Arbitrage Fund.
(11)	The number of shares of common stock includes 300,000 shares of common stock, 200,000 shares issuable upon the conversion of shares of Series C Preferred Stock, 45,000 shares issuable in lieu of dividends on the shares of Series C Preferred Stock, and 250,000 shares issuable upon the exercise of common stock warrants.
(12)	The number of shares of common stock includes 75,000 shares of common stock, 50,000 shares issuable upon the conversion of shares of Series C Preferred Stock, 11,250 shares issuable in lieu of dividends on the shares of Series C Preferred Stock, and 62,500 shares issuable upon the exercise of common stock warrants. Nathan Fischel, the managing member of the selling shareholder, has voting control and investment discretion over securities held by this selling shareholder.
(13)	The number of shares of common stock includes 57,000 shares of common stock, 38,000 shares issuable upon the conversion of shares of Series C Preferred Stock, 8,550 shares issuable in lieu of dividends on the shares of Series C Preferred Stock, and 47,500 shares issuable upon the exercise of common stock warrants. Nathan Fischel, the managing member of the selling shareholder, has voting control and investment discretion over securities held by this selling shareholder.
(14)	The number of shares of common stock includes 168,000 shares of common stock, 112,000 shares issuable upon the conversion of shares of Series C Preferred Stock, 25,200 shares issuable in lieu of dividends on the shares of Series C Preferred Stock, and 140,000 shares issuable upon the exercise of common stock warrants. Nathan Fischel, the managing member of the selling shareholder, has voting control and investment discretion over securities held by this selling shareholder.
(15)	The number of shares of common stock includes 300,000 shares of common stock, 200,000 shares issuable upon the conversion of shares of Series C Preferred Stock, 45,000 shares issuable in lieu of dividends on the shares of Series C Preferred Stock, and 250,000 shares issuable upon the exercise of common stock warrants. David Mickelson, the managing member of Micro PIPE Fund I, LLC, has voting control and investment discretion over securities held by this selling shareholder.
(16)	The number of shares of common stock includes 142,500 shares of common stock, 95,000 shares issuable upon the conversion of shares of Series C Preferred Stock, 21,375 shares issuable in lieu of dividends on the shares of Series C Preferred Stock, and 118,750 shares issuable upon the exercise of common stock warrants. Downsview Capital, Inc. (“Downsview”) is the general partner of Cranshire Capital, L.P. (“Cranshire”) and consequently has voting control and investment discretion over securities held by Cranshire. Mitchell P. Kopin (“Mr. Kopin”), President of Downsview, has voting control over Downsview. As a result of the foregoing, each of Mr. Kopin and Downsview may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Cranshire.
(17)	The number of shares of common stock includes 7,500 shares of common stock, 5,000 shares issuable upon the conversion of shares of Series C Preferred Stock, 1,125 shares issuable in lieu of dividends on the shares of Series C Preferred Stock, and 6,250 shares issuable upon the exercise of common stock warrants. Downsview Capital, Inc. (“Downsview”) is the investment manager for a managed account of Freestone Advantage Partners, LP and consequently has voting control and investment discretion over securities held in such account. Mitchell P. Kopin (“Mr. Kopin”), President of Downsview, has voting control over Downsview. As a result, each of Mr. Kopin and Downsview may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares held in such account which are being registered hereunder.
(18)	The number of shares of common stock includes 150,000 shares of common stock, 100,000 shares issuable upon the conversion of shares of Series C Preferred Stock, 22,500 shares issuable in lieu of dividends on the shares of Series C Preferred Stock, and 125,000 shares issuable upon the exercise of common stock warrants.
(19)

The number of shares of common stock includes 75,000 shares of common stock, 50,000 shares issuable upon the conversion of shares of Series C Preferred Stock, 11,250 shares issuable in lieu of dividends on the shares of Series C Preferred Stock, and 62,500 shares issuable upon the exercise of common stock warrants. Iroquois Capital Management, L.L.C. (“Iroquois Capital”) is the investment manager of Iroquois Master Fund, Ltd. (“IMF”). Consequently, Iroquois Capital has voting control and investment discretion over securities held by IMF. As managing members of Iroquois Capital, Joshua Silverman and Richard Abbe make voting and investment decisions on behalf of Iroquois Capital in its capacity as investment manager to IMF. As a result of the foregoing, Mr. Silverman and Mr. Abbe may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by IMF. Notwithstanding the foregoing, Mr. Silverman and Mr. Abbe disclaim such beneficial ownership.

(20)	The number of shares of common stock includes 45,000 shares of common stock, 30,000 shares issuable upon the conversion of shares of Series C Preferred Stock, 6,750 shares issuable in lieu of dividends on the shares of Series C Preferred Stock, and 37,500 shares issuable upon the exercise of common stock warrants. Andrew Feinstein, the manager of the selling shareholder, has voting control and investment discretion over securities held by this selling shareholder.
(21)	The number of shares of common stock includes 416,200 shares of common stock, 120,000 shares issuable upon the conversion of shares of Series C Preferred Stock, 27,000 shares issuable in lieu of dividends on the shares of Series C Preferred Stock, and 150,000 shares issuable upon the exercise of common stock warrants.
(22)	The number of shares of common stock includes 100,000 shares of common stock issuable upon the exercise of warrants. Warrants were issued in partial consideration for services rendered by the holder pursuant to an agreement entered into by Authentidate with such holder. Messrs. Stephen D. Axelrod and Donald C. Weinberger, the managing members of the selling shareholder, share voting control and investment discretion over securities held by this selling shareholder.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

Each selling stockholder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold without restriction pursuant to Rule 144 of the Securities Act.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus has been passed upon by Becker & Poliakoff, LLP, New York, New York. A partner of this law firm serves as our corporate secretary and was granted options to purchase 75,000 shares of our common stock.

EXPERTS

The consolidated financial statements of Authentidate Holding Corp. appearing in Authentidate Holding Corp.’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010, have been audited by EisnerAmper LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. The following documents filed with the Commission are incorporated by reference in this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended June 30, 2010, filed on October 13, 2010;

•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, filed on November 12, 2010;

•

Our Current Reports, on Form 8-K (other than information contained in Current Reports on Form 8-K that is furnished, but not filed) filed on July 7, 2010, July 19, 2010, October 14, 2010, and November 29, 2010; and

•	A description of our common stock contained in our registration statement on Form 8-A filed April 17, 2000.

We are also incorporating by reference any future filings we make with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the common stock to which this prospectus relates has been sold or the offering is otherwise terminated, including those made between the date of filing of the initial registration statement and prior to effectiveness of the registration statement, except that information furnished under Item 2.02 or Item 7.01 of our Current Reports on Form 8-K or in any other filing where we indicate that such information is being furnished and not “filed” under the Exchange Act, is not deemed to be filed and not incorporated by reference herein.

A statement contained in a document incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, any prospectus supplement or in any other subsequently filed document which is also incorporated in this prospectus modifies or replaces such statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of any or all of the information incorporated by reference, at no cost, by writing or telephoning us at the following address:

Authentidate Holding Corp.

Connell Corporate Center

300 Connell Drive, 5th Floor

Berkeley Heights, New Jersey

(908) 787-1700

You should rely only on the information contained in this prospectus, including information incorporated by reference as described above, or any prospectus supplement or that we have specifically referred you to. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 we have filed with the SEC under the Securities Act. This prospectus does not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC’s public reference room or website. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information. We are also subject to the informational requirements of the Exchange Act which requires us to file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information, along with the registration statement, including the exhibits and schedules thereto, may be inspected at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Copies of such material can be obtained from the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC’s Internet website at http://www.sec.gov.